April 6, 2005	Direct Phone: 972-739-6928
Direct Fax: 972-692-9028
gary.thompson@haynesboone.com

Via Facsimile - (202) 942-9528

Ms. Melinda Kramer
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Mail Stop 0405
Washington, D.C. 20549-1004

RE:	Trek Resources, Inc.
Revised Preliminary Information Statement filed March 7, 2005
File No. 0-32491

Ms. Kramer:

As discussed in my voicemail to you this morning, attached please find draft redlined pages 14 and 26 to the Information Statement of Trek Resources, Inc. in response to Staff comments No. 1 and 2, respectively, contained in the Staff's letter dated April 1, 2005.

Please call at your earliest convenience to discuss your comments, if any, to this revised disclosure and the filing of a final preliminary Information Statement and Schedule 13E-3.

Thanks,

/s/ GARY THOMPSON

Gary Thompson

SPECIAL FACTORS

Purpose of the Reverse Stock Split

          The purpose of the reverse stock split is to facilitate a "going private" transaction to terminate our registration and periodic reporting obligations under the Securities Exchange Act of 1934, as amended, and continue future operations as a private company, thereby relieving us of the costs, administrative burdens and competitive disadvantages associated with operating as a public company. We intend to accomplish this purpose by reducing the number of holders of record of our common stock to fewer than 300 by cashing out the fractional shares that result from the reverse stock split. The reverse stock split will decrease the total number of Trek's common stockholders of record from 462 to approximately 168.

Background of the Reverse Stock Split; Alternatives Considered by Our Board of Directors

          Montgomery, our chairman of the board, president, chief executive officer and chief financial officer and other employees related to being a public company, (c) the fact that Trek has not realized many of the benefits associated with being a public company, such as access to the public capital markets, the ability to use our capital stock as acquisition currency, enhanced stockholder value and business credibility, and (d) limited liquidity and the market price of Trek's common stock, Mr. Montgomery proposed that our board of directors consider whether it was in the best interests of Trek and its stockholders for Trek to remain a publicly traded entity. The following is a summary of the actions taken by Mr. Montgomery and Trek's board of directors during this process.

          Due to our relatively small size and the lack of liquidity in our common stock due to its small public float and limited trading volume, our board of directors does not believe Trek is in a position to use its status as a public company to raise capital through sales of equity securities in a public offering or otherwise access the public capital markets. This belief is supported by the fact that, during the past three years:

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our board engaged an independent financial advisor to assist Trek in seeking equity financing. The financial advisor was unsuccessful in identifying potential equity investors that were willing to invest in Trek at prices acceptable to our board of directors.

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Mr. Montgomery has engaged in informal discussions with a number of potential investors regarding equity financing transactions. Due to our low stock price and limited trading volume, none of these discussions advanced beyond the initial discussion phases. In addition, our board of directors determined that the substantial dilution that would have resulted from sales of equity securities at the prices and quantities discussed with the potential investors would have been unacceptable to our stockholders.

          We have also been unable to use our capital stock as acquisition currency due to the low market price and limited liquidity in our common stock. During the last three years, Mr. Montgomery held informal discussions with at least two independent oil and gas companies regarding an acquisition of those companies by Trek through the issuance of our common stock. These discussions were terminated at the initial discussion phases because our board of directors determined that the acquisition candidates undervalued our common stock in comparison to the value of the oil and gas properties of the acquisition candidates.

          During early 2004, Mr. Montgomery our chairman of the board, president, chief executive officer and chief financial officer, became dissatisfied with the increased costs of being a public company and the fact that Trek had not been able to take advantage of its public company status. Mr. Montgomery began to consider whether the benefit to our stockholders of being a public company was outweighed by the increasing costs of being a public company. Increased costs considered by Mr. Montgomery included:

-	rising legal and auditing costs associated with our SEC filings.

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securities during the past two years, either on the open market or repurchases directly from stockholders.

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Going concern value. Our board of directors did not consider this valuation method because our board of directors determined that ~~our going concern value could not be determined with accuracy, and~~ the costs associated with engaging an independent financial advisor to assist the board in analyzing and providing an accurate estimate of our going concern value exceeded the benefits of such analysis.

*

Liquidation value. Our board of directors does not believe liquidation value to be a reliable indicator of our value because the liquidation of our oil and natural gas properties through one or more transactions would not provide a price reflective of the value our oil and natural gas properties, due in part to the to the type of high operating cost, low producing wells that comprise the majority of our properties. In addition, the liquidation of our oil and natural gas properties would result in substantial legal, sales commissions, title transfer, and other costs incurred for those sales. Also, we would incur income tax expense on the sales of properties, due to our low tax basis. Our board of directors was unable, as a result of the uncertainty regarding the additional costs and taxes, to establish a reliable estimate of liquidation value.

Firm offers of which Trek is aware made by an unaffiliated person during the past two years for:

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The merger or consolidation of Trek with another company. Our board of directors did not consider this valuation method because we have not received any firm offer, and are not aware of any firm offer received by our stockholders, from any unaffiliated person during the past two years for a merger or consolidation of Trek. While Trek did receive an offer for the merger of Trek during October 2002, our board of directors does not believe such offer is a reliable indicator of our value because of the significant increase in commodity prices since that time.

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The sale or other transfer of assets. Our board of directors did not consider this valuation method because we have not received any firm offer from any unaffiliated person during the past two years for the sale or other transfer of assets of Trek. While Trek did undertake preliminary discussions, discussed above, with prospective purchasers during early 2003 regarding the acquisition of our assets, our board of directors does not believe that the purchase prices discussed preliminarily with these prospective purchasers are reliable indicators of our value because the discussions did not result in any firm offer and were preliminary in nature, and because commodity prices have increased significantly since that time.

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The purchase of Trek's securities enabling the holder to exercise control over Trek. Our board of directors did not consider this valuation method because we have not received any firm offer, and are not aware of any firm offer received by our stockholders, from any unaffiliated person during the past two years for the purchase of Trek's securities enabling the holder to exercise control over Trek.

          After considering these valuation methods, our board of directors concluded that the current and historical market price valuation method provides the highest consideration for the stockholders who hold fewer than 100 shares. This valuation method also allows Trek's unaffiliated stockholders the opportunity to immediately receive the anticipated benefit of selling their investment in Trek.

          Due to historical trends, our board of directors has consistently relied on the market price as a fair indicator of Trek's value. The cash consideration of $2.50 per share to be paid for fractional shares is 114% of Trek's current market price (based on a closing price of $2.20 on January 7, 2005, the last trading day prior to the public announcement of the proposed reverse stock split) and more than 140% of a 90 day average (based on the average closing price of $1.79 for the 90 day period prior to December 31, 2004). As such, our board of directors considers it

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